FERRIS, BAKER WATTS, INCORPORATED
100 Light Street
Baltimore, MD 21202
April 17, 2007
U.S. Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549-0405
Attn: Mr. John Reynolds, Assistant Director

RE:	China Healthcare Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-135705 (the “Registration Statement”)

Dear Mr. Reynolds:
     In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as underwriter of the proposed offering of securities of China Healthcare Acquisition Corp. hereby advises that copies of the Preliminary Prospectus, dated March 6, 2007 (the “Preliminary Prospectus”), were distributed on or about March 6, 2007, as follows:
4,735 to individual investors;
300 to NASD members (which included 13 prospective underwriters and selected dealers); and
500 to institutions.
     The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus have been distributed to all persons to whom it is expected that confirmations of sales will be sent, and we have likewise so distributed copies to all customers of ours that have requested a copy. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours, FERRIS, BAKER WATTS, INCORPORATED
By:
Scott Bass, Vice-President